PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN STEEL ANNOUNCES NEW TEMPER MILL

MONTREAL, September 27, 2006 - Novamerican Steel Inc. (NASDAQ: TONS) announced today plans for the installation of its second temper mill to be located in a new facility on its recently acquired 22 acre property adjacent to its existing facility in Stoney Creek, Ontario. The new line will be able to temper pass coil up to 5/8" thick and 72" wide. The facility is expected to be completed in late 2007. The investment required has been estimated at CAD $25 million.

Novamerican Steel is also pleased to announce the completion of a new rail siding at its Stoney Creek facility. The rail siding will establish Nova Steel Processing Centre as the only independent pickling facility in Canada to have rail access.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.